

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

ITHAX Acquisition Corp.
555 Madison Avenue
Suite 11A
New York, NY 10022

> **Re:** **ITHAX Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Exhibit Nos. 10.20, 10.21, 10.22, 10.27, 10.32, 10.33, 10.34, 10.38, and 10.39**
> **Filed March 21, 2022**
> **File No. 333-263727**

Dear Mr. Fintiklis:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance